

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 11, 2009

Mr. Edward J. Peplinski
President and Chief Executive Officer
Veterans in Packaging, Inc.
48 Zephyr Lane
Springfield, MA 01128

> **Re: Veterans in Packaging, Inc.**
> **Form S-1**
> **Filed April 15, 2009**
> **File No. 333-158584**

Dear Mr. Peplinski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed April 15, 2009

General

1.   We note that the company is identified as a member of Preferred Packaging Associates ("PPA") on the PPA website, available at http://www.preferred-packaging.com. According to the company's profile on this website, the company is "forming strategic alliances with the other businesses" in PPA. Please disclose the company's membership in PPA, or advise. To the extent that the company has entered material agreements with PPA or other PPA members, please file these agreements as exhibits to your filing, and disclose the principal terms in the prospectus.

<u>Calculation of Registration Fee, page 2</u>

2.   We note the disclosure in footnote one that the sale price of the shares will be based upon market prices "once the securities are quoted on the OTC Bulletin Board." Please explain or revise this statement as VIP is not eligible to conduct an "at the market" offering and, further, this statement does not appear to agree with prospectus disclosures.

<u>Prospectus cover page</u>

3.   Please clarify, if true, that subscription funds will be promptly returned to subscribers if the minimum amount is not sold in the extended offering period. You now address only the initial offering period.

<u>Risk Factors, page 6</u>

4.   Add risk factor disclosure that the proposed maximum aggregate offering price is less than the anticipated costs of the offering. Also, please add a risk factor addressing dilution greater than the offering price.

5.   Add risk factor disclosure regarding the company's ability to generate sufficient cash to continue operations as a public company. In this regard, we note your disclosure on page 17 that you believe operations are generating sufficient cash to continue for the next 12 months, "provided our costs of being a public company remain equal to or below the maximum estimate provided below."

<u>Use of Proceeds, page 13</u>

6.   Please quantify offering expenses and disclose the negative net proceeds from the offering. If true, please explain that the "accounting fees, legal and professional fees" are offering expenses. Further, we don't understand the reference to "general working capital" as offering proceeds are inadequate to pay offering expenses. Please revise. Also, please revise the summary disclosure as appropriate.

7.   We note your disclosure that the proceeds from the offering will be used to pay "accounting fees, legal and professional fees…" Given the maximum offering proceeds of $12,000, please revise to disclose the amounts and sources of any other funds necessary to accomplish the stated use of proceeds, or advise. Refer to Regulation S-K Item 504 Instruction 3. In this regard, we note your disclosure on page 17 that costs relating to this offering are estimated at $65,000, and the agreement filed as exhibit 10 to your filing contemplating a loan from your president to cover the offering expenses and fees.

Dilution, page 14

8.   Please show us how you calculated (i) net tangible book value, (ii) net tangible book value per share before the offering, (iii) net tangible book value per share after the offering, (iv) increase in net tangible book value per share attributable to new investors and (v) dilution per share to new investors. Based on the amounts presented in your financial statements and the terms of the offering it is not clear how these amounts were determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Operations, page 16

Revenue, page 16

9.   Please expand your narrative discussion of the increase in revenue from 2007 to 2008. Refer to Item 303(a)(3)(iii).

General and Administrative Expenses, page 17

10.   We note your "other" general and administrative expenses of $41,884 comprised over 44% of your general and administrative expenses and over 19% of your total operating expenses. Further we note these "other" expenses increased from $4,798 in 2007. Based on the foregoing, please revise to describe the major components of these "other" expenses and the cause of the increase over 2007.

Liquidity, page 17

11.   Revise your liquidity discussion to provide a clear picture of the company's ability to generate cash and meet existing or future cash requirements. Please substantiate your belief that your "operations are generating sufficient cash to continue operations for the next 12 months..." We note that cash provided by operations was $19,000 during 2008, offering expenses will significantly exceed offering proceeds, and VIP will incur reporting company costs

12.   We note your disclosure that you hope to use your status as a public company to enable you to "use non-cash means of settling obligations," and that you believe people are more likely to "accept restricted securities from a public company as consideration for indebtedness." Please expand to address the company's specific current or planned debt obligations. Clarify whether the company intends to satisfy or secure any current or future debt obligations with shares of its common stock. To the extent the company has material debt obligations, file the debt agreements as exhibits to your filing.

Business, page 19

13.	Provide the information required by Regulation S-K Item 101(h)(4)(vi).

14.	We note your disclosure that you sell packaging materials to "commercial customers and government agencies throughout the United States and Canada." Please provide more details on the number and nature of your customers, such as the number and nature of the government agencies and commercial customers, and the approximate percentages of your commercial sales versus your government sales.

Direct Sales, page 19

15.	Please expand your description of the direct sales aspect of your business. Describe your arrangements with your vendors and customers, and discuss the company's inventory and methods of distribution.

16.	Please disclose the process for conducting business with government agencies, including any competitive bidding or other proposal process, typical payment provisions, bond or license requirements, other applicable government laws or regulations, etc.

17.	Disclose the differences, if any, in the treatment of VOSB companies and SDVOSB companies under the relevant laws and regulations. Expand your discussion to clarify the effect of the VOSB laws and regulations on the company. Please disclose the additional agency actions required by Executive Order 13360, and clarify how these actions have affected the company, or advise. In this regard, if the SDVOSB laws and regulations do not apply to VIP, appropriate revisions should be made to the disclosure to avoid investor confusion.

18.	We note your disclosure that if you do not know anyone at a prospective customer, you "contact the Small Business Liaison at the contractor to solicit business as a VOSB." Disclose approximately what percentage of your business you obtain as a result of your VOSB status. In this regard, we note your disclosure in your first risk factor that your receive "most" of your business because of your VOSB status.

Property, page 21

19.	If true, please disclose that your current office space is located at Mr. Peplinski's residence. Please describe the size and character of the office space at that location.

Certain Relationships and Related Transactions, page 23

20.	We note the disclosure that Mr. Peplinski "pays certain expenses on behalf of the Company," and the reimbursements are "noninterest-bearing and due on demand."

Please file the payment and reimbursement agreements as exhibits to your filing, or advise.

Section 15(g) of the Exchange Act, page 27

21. If you believe a section or rule under the securities laws is material, please summarize how it will impact your offering, rather than reciting the rule or stating the requirements of each section of the law or rule. Please revise, here and where appropriate.

Financial Statements

General

22. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a current consent of the independent accountants in any amendment.

Report of Independent Registered Public Accounting Firm, page F-2

23. Please advise your independent accountant to revise their report to comply with AU 508. Specifically, their report must include a scope paragraph (first paragraph) that refers to all financial statement periods that have been audited.

Balance Sheets, page F-3

24. Please disclose your allowance for doubtful accounts on the face of your balance sheet or in a note thereto.

Exhibits

25. Please file the Gary B. Wolff, P.C. – Escrow Account escrow agreement as an exhibit.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary B. Wolff, Esq.
        Fax: (212) 644-6498